ABN 88 009 153 128

Interim Financial Statements
For the three months ended
30 September 2012
(Unaudited – Prepared by Management)

- i -

CGA MINING LIMITED
Level 5, The BGC Centre, 28 The Esplanade, Perth WA 6000
Phone: +61 08 9263 4000 Fax: +61 08 9263 4020.
Website: www.cgamining.com

NOTICE OF NO AUDITOR REVIEW OF
INTERIM FINANCIAL STATEMENTS

The accompanying interim consolidated financial statements for CGA Mining Limited (the “Company”) have been prepared by management in accordance with the Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (“AIFRS”). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (“IFRS”). These financial statements are the responsibility of management and have not been reviewed by the auditors. The most significant accounting principles have been set out in the June 30, 2012 audited consolidated financial statements. There have been no changes in accounting policies from the latest completed financial year end. These financial statements have been prepared on a historical cost basis of accounting, except for derivative financial instruments and available for sale assets which have been measured at fair value. A precise determination of many assets and liabilities is dependent on future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

For further information please contact:

Hannah Hudson
Company Secretary

Telephone: +61 8 9263 4000
Fax: +61 8 9263 4020

CORPORATE DIRECTORY

DIRECTORS:		SHARE REGISTER:
Mark S Savage		Australian Register
Michael J Carrick		Computershare Investor Services Pty Limited
Justine A Magee		Level 2
David A T Cruse		45 St Georges Terrace
Phillip C Lockyer		Perth WA 6000
Robert N Scott
		Telephone:	1300 557 010 or
SECRETARY:			+ 61 8 9323 2000
Hannah C Hudson		Facsimile:	+ 61 8 9323 2033

REGISTERED AND PRINCIPAL OFFICE:		Canadian Register
Level 5		Computershare Investor Services Inc
BGC Centre		100 University Ave, 11th Floor
28 The Esplanade		Toronto Ontario M5J2Y1
Perth WA 6000		Canada

TELEPHONE:	+61 8 9263 4000	Telephone:	+1 416 263 9449
FACSIMILE:	+61 8 9263 4020	Facsimile:	+1 416 981 9800

BANKERS:		LAWYERS
Australia and New Zealand Banking Group Limited		Middletons
77 St Georges Terrace		Level 32
Perth WA 6000		44 St Georges Terrace
Perth WA 6000
BNP Paribas
20 Collyer Quay		Blake, Cassels & Graydon
Tung Centre		Suite 2600
Singapore 049319		3 Bentall Centre
59 Burrard Street
AUDITORS:		Vancouver, B.C. Canada
Ernst & Young		V7X 1L3
11 Mounts Bay Road
Perth WA 6000		NORTH AMERICAN CONTACT:
Mark S Savage
STOCK EXCHANGE:		1703 Edwardo y Juanita Ct
Australian Securities Exchange Limited		Albuquerque, New Mexico, 87107, USA
Exchange Code:
CGX – Fully paid ordinary shares		Telephone:	+1 505 344 2822
		Facsimile:	+1 505 344 2922
Toronto Stock Exchange Inc		Email: marksavage@comcast.net
Exchange Code:
CGA – Fully paid ordinary shares

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2012
UNAUDITED – PREPARED BY MANAGEMENT

		Consolidated
	Note	Three months ended 30
		September
		2012	2011
		US$	US$

Revenue	3(a)	58,683,572	17,048,733
Cost of sales	3(b)	(44,983,723)	(23,540,802)
Gross profit		13,699,849	(6,492,070)

Administrative expenses	3(c)	(993,542)	(1,180,446)
Finance costs	3 (e)	(1,016,632)	(780,816)
Movement in fair value of derivative financial instruments	3(d)	90,919	(471,456)
Share of loss of associate		(439,907)	(949,428)
Other expenses		(1,702,613)	(2,060,686)

Profit/(Loss) before income tax expense		9,638,074	(11,934,901)

Income tax (expense)/benefit		-	-

Net Profit/(Loss) for the period for the period		9,638,074	(11,934,901)

Other comprehensive income
Movement in available for sale investments		674,296	1,569,095
Cashflow hedges:
Transferred to the income statement		11,817,445	12,237,692
Loss taken to equity		(12,054,238)	(16,433,654)
Other comprehensive income/(loss) for the period, net of tax		437,503	(5,092,936)

Total comprehensive income/(loss) for the period		10,075,577	(5,092,936)

Earnings/(Loss) per share for profit/(loss) attributable to the ordinary equity holders of the company
Basic earnings/(loss) per share (cents)		2.85	(3.58)
Diluted earnings/(loss) per share (cents)		2.84	(3.52)

The above Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 SEPTEMBER 2012
UNAUDITED – PREPARED BY MANAGEMENT

		Consolidated
		30 September	30 June
	Note	2012	2012
ASSETS		US$	US$
Current Assets
Cash and cash equivalents	6	77,169,810	79,671,526
Trade and other receivables	11	2,507,535	2,115,475
Inventory	10	29,889,133	25,765,293
Prepayments		6,309,892	5,999,955
Total Current Assets		115,876,370	113,552,249

Non-Current Assets
Available for sale financial assets	13	3,481,027	2,806,732
Investment in associate		91,391,134	86,412,984
Property plant and equipment		189,411,483	191,842,654
Intangible assets		35,538,044	36,223,732
Interest bearing loan		824,883	-
Other assets		22,199,462	22,554,390
Total Non-current Assets		342,846,033	339,840,492
TOTAL ASSETS		458,722,403	453,392,741

LIABILITIES
Current Liabilities
Trade and other payables		16,778,929	13,151,694
Interest bearing loans and borrowings	7	19,012,653	27,578,868
Derivative financial liabilities	9	45,637,515	38,783,810
Provisions		1,884,975	1,843,891
Total Current Liabilities		83,314,072	81,358,263
Non-Current Liabilities
Interest bearing loans and borrowings	7	26,485,296	26,485,296
Provisions		1,247,542	1,247,542
Derivative financial liabilities	9	10,835,443	17,543,273
Deferred Tax Liability		5,407,152	5,494,977
Total Non-current Liabilities		43,975,433	50,771,088
TOTAL LIABILITIES		127,289,505	132,129,351
NET ASSETS		331,432,898	321,263,390
Equity
Contributed equity	5	305,170,599	305,076,669
Reserves		(39,314,093)	(39,751,596)
Accumulated Profits		65,576,392	55,938,318
TOTAL EQUITY		331,432,898	321,263,390

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2012
UNAUDITED – PREPARED BY MANAGEMENT

		Consolidated
	Note	Three months ended 30
		September
		2012	2011
		US$	US$
Cash flows from operating activities

Receipts from customers		57,846,826	16,286,850
Payments to suppliers and employees		(43,829,214)	(28,895,534)
Interest received		30,130	34,066
Taxes and VAT paid		(1,328,415)	(1,128,345)
Net cash inflow/(outflow) from operating activities		12,719,327	(13,702,963)

Cash flows from investing activities
Payments for property, plant and equipment		(2,620,985)	(2,159,092)
Loans to associate		(4,611,442)	(2,385,814)
Net cash outflow from investing activities		(7,232,427)	(4,544,906)

Cash flows from financing activities
Proceeds from issue of shares and options		93,931	93,459
Repayment of borrowings		(6,134,518)	(5,019,971)
Interest and financing costs paid		(863,214)	(893,217)
Loans to Ratel Group Limited		(824,883)	-
Financing costs		(90,693)	(68,504)
Net cash inflow from financing activities		(7,819,377)	(5,888,233)

Net increase/(decrease) in cash and cash equivalents		(2,332,477)	(24,136,102)
Cash and cash equivalents at beginning of financial period		79,671,526	107,336,346
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		(169,239)	19,547
Cash and cash equivalents at the end of the financial period	6	77,169,810	83,219,791

The above Cash Flow Statement should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2012
UNAUDITED – PREPARED BY MANAGEMENT

CONSOLIDATED	Contributed Equity	Retained	Foreign	Share	Cash Flow	Available	Total
		Profit/(Accumulated	Currency	Based	Hedge	for Sale
		losses)	Translation	Payments	Reserve	Reserve
			Reserve	Reserve
	US$	US$	US$	US$	US$	US$	US$

At 1 July 2012	305,076,668	55,938,318	5,815,359	6,322,542	(52,649,020)	759,523	321,263,390
Net gain/(loss) on cash flow hedges	-	-	-	-	(236,794)	-	(236,794)
Available for sale reserve	-	-	-	-	-	674,256	674,256
Profit/(loss) for the period	-	9,638,073	-	-	-	-	9,638,073
Total comprehensive income for the period	-	9,638,073	-	-	(236,794)	674,296	10,075,575
Equity transactions:

Exercise of options	93,931	-	-	-	-	-	93,931
At 30 September 2012	305,170,599	65,576,391	5,815,359	6,322,542	(52,885,814)	1,433,819	331,432,896

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2011
UNAUDITED – PREPARED BY MANAGEMENT

CONSOLIDATED	Contributed Equity	Retained	Foreign	Share	Cash Flow	Available	Total
		Profit/(Accumulated	Currency	Based	Hedge	for Sale
		losses)	Translation	Payments	Reserve	Reserve
			Reserve	Reserve
	US$	US$	US$	US$	US$	US$	US$
At 1 July 2011	302,016,570	49,949,969	5,815,359	5,862,078	(82,678,901)	2,134,468	283,099,543
Net gain/(loss) on cash flow hedges	-	-	-	-	(4,195,962)	-	(4,195,962)
Available for sale reserve	-	-	-	-	-	(896,974)	(896,974)
Profit/(loss) for the period	-	(11,934,901)	-	-	-	-	(11,934,901)
Total comprehensive income for the period	-	(11,934,901)	-	-	(4,195,962)	(896,974)	(17,027,837)
Equity Transactions:

Share-based payment	-	-	-	460,464	-	-	460,464

Exercise of options	96,458	-	-	-	-	-	96,458
At 30 September 2011	302,110,029	38,015,068	5,815,359	6,322,542	(86,874,863)	1,237,494	266,625,628

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2012
UNAUDITED – PREPARED BY MANAGEMENT

1. CORPORATE INFORMATION

CGA Mining Limited is a company incorporated in Australia and limited by shares which are publicly traded on the Australian Securities Exchange and the Toronto Stock Exchange

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The interim financial statements should be read in conjunction with the Annual Financial Report of CGA Mining Limited as at 30 June 2012.

It is also recommended that the interim financial statements be considered together with any public announcements made by CGA Mining Limited and its controlled entities during the three months period ended 30 September 2012 in accordance with the continuous disclosure obligations arising under ASX and TSX Listing Rules.

(a) Basis of Accounting

The interim financial statements are a general purpose condensed financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, and AASB 134 “Interim Financial Reporting”.

The interim financial statements have been prepared on a historic cost basis, except for the measurement of derivative financial instruments including warrants, put options and forward sales contracts at fair value. The financial report is presented in United States Dollars (“US$”).

For the purposes of preparing the interim financial statements, the interim has been treated as a discrete reporting period.

(b) Significant accounting policies

The interim financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2012 except for the adoption of new and amending standards mandatory for annual periods beginning on or after 1 July 2012 as described in Note 2(c).

(c) New and Revised Accounting Standards and Interpretations

Since 1 July 2012, the Group has adopted all the amending Standards and Interpretations, mandatory for annual periods beginning on or after 1 July 2012 including:

  AASB 2011-9 Amendments to Australian Accounting Standards – Presentation of Other Comprehensive Income

  The Standard requires entities to group items presented in other comprehensive income on the basis of whether they might be reclassified subsequently to profit or loss and those that will not.
  This amendment affected the following standards:
  AASB 1, AASB 5, AASB 7, AASB 101, AASB 112, AASB 120, AASB 121, AASB 132, AASB 133, AASB 134, AASB 1039 & AASB 1049.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2012
UNAUDITED – PREPARED BY MANAGEMENT

Adoption of this Standard did not have any material effect on the financial position or performance of the Group.

The Group has not elected to early adopt any other new standards or amendments that are issued but not yet effective

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2012
UNAUDITED – PREPARED BY MANAGEMENT

3. REVENUES AND EXPENSES

	Consolidated
	Three months ended
	30 September
	2012	2011
	US$	US$
(a) Revenue
Revenue from metal sales	57,846,826	16,286,850
Management fee	-	-
Interest – non related parties	30,131	34,066
Interest – accretion on loan	806,615	727,816
	58,683,572	17,048,733

(b) Cost of sales
Ore purchases	16,150,259	7,975,762
Salaries and employee benefits	400,509	354,681
Contractors and professional fees	4,082,038	3,288,119
Consumables and supplies	15,014,918	7,004,294
Leases and rentals	399,326	413,307
Travel and accommodation	82,031	89,708
Utilities	5,542	5,538
Taxes and government charges	444,736	460,005
Other production overheads	2,833,801	2,041,249
Depreciation and amortisation	5,570,563	1,908,139
	44,983,723	23,540,802

(c) Administrative expenses
Salaries and wages	751,721	622,024
Defined contributions/superannuation expense	58,720	72,536
Employee share option expense	-	460,464
Foreign exchange (gains)/losses	169,239	(19,547)
Depreciation	13,862	44,969
	993,542	1,180,446

(d) Movement in fair value of derivative financial instruments - gain/(loss)	(90,919)	471,456

(e) Finance costs
Interest expense	863,214	729,729
Amortisation expense	153,418	51,087
	1,016,832	780,816

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2012
UNAUDITED – PREPARED BY MANAGEMENT

4. DIVIDENDS PAID OR PROVIDED FOR

No dividends have been paid or provided for during the nine months.

5. CONTRIBUTED EQUITY

	Consolidated		Consolidated
	30 September	30 June	30 September	30 June
	2012	2012	2012	2012
	Number	Number	US$	US$
Issued and paid up capital	337,865,726	337,775,726	305,170,600	305,076,669
Total fully paid capital	337,865,726	337,775,726	305,170,600	305,076,669

Movements in contributed equity during the past three months were as follows:

(i) Ordinary Shares

	Consolidated		Consolidated
	30 September	30 June	30 September	30 June
	2012	2012	2012	2012
	Number	Number	US$	US$
Opening balance	337,775,726	333,425,726	305,076,669	302,016,570
Add: shares issued on exercise of
options	90,000	4,350,000	93,931	3,060,099
Issued and fully paid	337,865,726	337,775,726	305,170,600	305,076,669

(ii) Unlisted Options

Opening balance			6,321,250	10,821,250
Issued during the reporting period				-
Exercised during the reporting period			(90,000)	(4,350,000)
Expired / Cancelled during the reporting period			(400,000)	(150,000)
Closing balance			5,831,250	6,321,250

6. CASH AND CASH EQUIVALENTS

For the purposes of the condensed consolidated statement of cash flows, cash and cash equivalents are comprised of the following:

	Consolidated
	30 September	30 June
	2012	2012
	US$	US$

Cash at bank and on hand	55,938,185	58,059,694
Deposits at call	21,231,625	21,611,832
	77,169,810	79,671,526

Included in cash and cash equivalents is an amount of $9,000,000 held with BNP Paribas in line with the requirements of the project financing facility agreement which requires two quarters of principal payments due on the facility to be held in deposit.

	Consolidated
	Three months ended
	30 September
	2012	2011
	US$	US$
Reconciliation of net loss after tax to net cash flows from operations
Net profit/(loss)after related income tax	9,638,074	(11,934,901)
Adjustment for non-cash income and expense items:
Depreciation and amortisation	5,584,425	1,953,108
Foreign exchange (gain)/loss	169,239	(19,547)
Share-based payments	-	460,460
Share of loss of associate	439,907	949,428
Interest income on receivable from associate	(806,615)	(727,816)
Borrowing costs	1,107,326	961,721
Movement in fair value of derivatives	(90,919)	471,456
Other	-	30
Changes in assets and liabilities:
(Increase) / decrease in assets:
Trade and other receivables	(392,059)	(1,613,509)
Prepayments	(309,936)	2,800,686
Inventories	(4,123,841)	(2,516,216)
Tax assets	354,929	(576,536)
Other assets	-	-
Increase / (decrease) in liabilities:
Trade and other payables	1,195,538	(3,743,839)
Deferred tax liabilities	(87,825)	(176,905)
Provisions	41,084	9,417
Net cash inflow/(outflow) from operating activities	12,719,327	(13,702,963)

7. INTEREST BEARING LIABILITIES

	Consolidated
	30 September	30 June
	2012	2012
	US$	US$
Current
Loans (i)	13,456,110	17,748,210
Lease liabilities (ii)	5,556,543	7,398,961
Interest Premium Funding (iii)	-	2,431,697
	19,012,653	27,578,868
Non-Current
Loans (i)	9,457,680	9,457,680
Lease liabilities (ii)	17,027,616	17,027,616
	26,485,296	26,485,296

(i) During the current period the Group made principal repayments of $4,292,100 on the BNP Paribas project financing facility. The drawn down portion of the facility currently accrues interest at 3.15% plus LIBOR per annum. The remaining loan is repayable over a 1.25 year period, on or before 31 December 2013. The current portion of the loan liability is $13,456,110 and the non-current portion is $9,457,680.

(ii) The Company has entered into a finance lease for certain equipment to be used in the mining process for the Masbate Gold Project. The lease details are specified in the Masbate Technical Contract with Leighton Contractors (Philippines) Incorporated and Leighton Holdings Limited. The term of the initially leased assets is for 72 months up to May 2016. The Company has also acquired an additional fleet during the 2012 year which is for a term of 60 months and both are secured over the underlying assets.

(iii) During December 2011, the Group entered into a premium funding arrangement for the renewal of ISR Insurance. The term of the funding was for 10 months at an interest rate of 3.98% and has been fully repaid as at September 2012.

9. DERIVATIVE FINANCIAL LIABILITIES

	Consolidated
	30 September	30 June
	2012	2012
	US$	US$
Current
Gold forward sales contracts (i)	45,552,592	38,650,698
Interest rate swaps	84,923	133,112
	45,637,515	38,783,810
Non-current
Gold forward sales contracts (i)	10,829,137	17,526,033
Interest rate swaps	6,306	17,240
	10,835,443	17,543,273

(i)The US$80.3M senior debt facility arranged by BNP Paribas requires limited hedging which has been executed. A hedging program of puts covering 46,079 ounces and forward sales covering 214,337 ounces was successfully executed during the September 2008 quarter. The derivative financial liabilities represent the fair values placed on the forward sales as at 30 September 2012.

10. INVENTORIES

Gold on hand	12,399,827	6,501,031
Gold in circuit	4,589,471	4,837,256
Consumables	9,656,981	9,979,365
In-transit stores & consumables	-	50,449
Ore stockpile	3,242,854	4,397,192
	29,889,133	25,765,293

11. TRADE AND OTHER RECEIVABLES

Current
VAT and GST	66,238	47,387
Other Debtors	2,441,297	2,068,088
	2,507,535	2,115,476

Trade and other receivables are non-interest bearing and generally on 30-90 day terms. There are no receivables past due or impaired. It is expected that these receivables will be received when due.

12. COMMITMENTS

	Consolidated
	30 September	30 June
	2012	2012
	US$	US$
Operating lease commitments – Group as lessee
Due within 1 year	389,653	381,498
After one year but no more than five years	454,595	540,456
Aggregate lease expenditure contracted for at balance date but not provided for	844,248	921,954

Finance lease commitments – Group as lessee
Due within 1 year	7,041,158	8,813,833
After one year but no more than five years	19,686,569	20,235,822
Total commitment for finance leases	26,727,727	29,049,656
Less: Future interest expense	4,143,569	4,623,079
Net lease liabilities	22,584,158	24,426,576

Other commitments
(a) Mining services commitments	3,658,000	3,658,000
(b) Power services contract commitments	455,722	428,483
(c) Laboratory services commitments	205,431	205,431
(d) Other capital commitments	7,349,773	5,081,482
	11,668,926	9,373,396

The Company is also party to a mining services contract between Leighton Contractors (Philippines) Limited and Filminera Resources Corporation which has been determined to contain a finance lease. The contract for mining services previously had a 6 month termination period, however the term of the contract ended at 31 March 2012, and the mining services contract is now on a month by month term and can be terminated at any time without the requirement to pay an extended termination notice period. Under the Ore Purchase Agreement, PGPRC is contracted to purchasing ore from Filminera at cost plus a profit margin. The Company is also party to a contract for the operation of the power station at the Masbate Gold Project which has a 3 month termination notice period. Laboratory services agreements relate to a 3 month termination notice period on the laboratory services contract.

Contingent Assets

The Company has lodged an insurance claim to compensate for costs incurred in relation to the repair of the SAG Mill, with costs incurred to date totaling $6.2M, together with a claim for loss of revenue as a result of the breakdown of the SAG Mill. The insurance claim has not yet been granted indemnity, and potential insurance proceeds have not yet been quantified, and accordingly an asset has not been recognised in relation to the potential insurance proceeds that may be received. Should indemnity be granted, we would expect the claim to be somewhere in the order of US$45M.

13. AVAILABLE FOR SALE FINANCIAL ASSETS

Investments
Available for sale financial assets	1,855,468	1,855,468
Revaluation of investment at fair value	1,625,559	951,264
	3,481,027	2,806,732

The fair value of the available for sale investments has been determined directly by reference to published price quotations in an active market.

14. SEGMENT REPORTING

For management purposes, the Group is organised into one main operating segment, which involves mining exploration for gold and other minerals. All of the Group’s activities are interrelated, and discrete financial information is reported to the Board (Chief Operating Decision Makers) as a single segment. Accordingly, all significant operating decisions are based upon analysis of the Group as one segment. The financial results from this segment are equivalent to the financial statements of the Group as a whole.

15. EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to 30 September 2012, there has not been any matter or circumstance that has significantly affected, or may significantly affect, the Company’s operations, results or state of affairs in future financial years.